DLCC Prime, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2024

- PUBLIC -

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DLCC Prime, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Town Square Place
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Sherry	646-263-8406	bob@dlccprime.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	#169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Sherry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DLCC Prime, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

11 April 2025

REKASH PURAN
Commission # 50155525
Notary Public, State of New Jersey
My Commission Expires
March 22, 2026

Signature: [signature]

Title: PRESIDENT / CCO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
DLCC Prime, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of DLCC Prime, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a net capital deficiency of $(52,579) as of December 31, 2024, which is significantly below the minimum net capital requirement of $5,000 under SEA Rule 15c3-1, and has experienced an absence of revenue and reliance on accrued expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Material Weakness
As discussed in Note 6 to the financial statements, during our audit, we identified a material weakness in the Company's internal control over financial reporting related to expense recognition and regulatory compliance. Specifically, the Company failed to consistently apply prepaid expense policies, resulting in the misstatement of expenses and assets, which further exacerbated an already critical net capital position. This deficiency, in the context of the Company's financial condition, indicates a pervasive

control environment issue that could lead to material misstatements in the financial statements. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
April 9, 2025

DLCC PRIME, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	1,761
Pre-paid expenses		3,480
	$	5,241

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	54,340
Member's equity		(49,099)
	$	5,241

See notes to financial statements

DLCC PRIME, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1

THE COMPANY AND IT'S SIGNIFICANT ACCOUNTING POLICIES

The Company. DLCC Prime, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with a formation date of January 28, 2021. The Company is a wholly owned subsidiary of Digital Prime Technologies, LLC (the "Parent Company"). The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation as of September 21, 2022. The Company is engaged in the licensing of trading software to clients.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments, nor have they generated any revenue.

Note 2

Related party transactions. The Company, on a monthly basis, incurs a contractually established reimbursement fee to the Parent Company for expenses paid on its behalf. This fee includes office space rental, IT/technical support service fees and general office/administrative fees. During the period ended December 31, 2024, the Company incurred Occupancy, Professional Services and Office/General Administrative expenses, reimbursable to the Parent Company, in the amount of $45,000.

Segment Reporting. The Company is engaged in one single line of business, the licensing of trading software to clients, which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excel net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Note 3

COMMITMENTS AND CONTINGENCIES

The Company is on a month-to-month lease with Digital Prime Technologies, LLC. During the year ended December 31, 2024, the Company paid rent expense of $18,000.

Note 4

NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6 2/3 % of aggregate indebtedness ($3,624) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

The Company's ratio at December 31, 2024 was 1.03 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2024, the Company had net capital of ($52,579) which was ($57,579) below the amount required by the SEC.

Note 5

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will continue to operate in the foreseeable future and meet its obligations as they become due. As of December 31, 2024, the Company reported a net capital deficiency of $(52,579), which is significantly below the minimum net capital requirement of $5,000 mandated by the Securities Exchange Act Rule 15c3-1. Additionally, the Company has experienced an absence of revenue during the year ended December 31, 2024 and has relied heavily on accrued expenses to sustain operations. These conditions indicate the existence of substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date these financial statements are issued.

Management has evaluated these conditions and is developing plans to address the net capital deficiency and improve the Company's financial position. These plans include securing capital infusions from the parent company and restructuring operational costs with service providers. However, the successful execution of these plans is not assured and depends on factors outside the Company's control. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as adjustments to the carrying value of assets or liabilities, should the Company be unable to continue as a going concern.

Note 6

MATERIAL WEAKNESS IN INTERNAL CONTROL OVER FINANCIAL CONTROL

During the preparation of the financial statements for the year ended December 31, 2024, management identified a material weakness in the Company's internal control over financial reporting (ICFR) related to expense recognition and regulatory compliance. Specifically, the Company failed to consistently apply its prepaid expense policies, as evidenced by the accounting treatment of a fidelity bond premium renewed on September 1, 2024, for $656. In the current year, the full amount was expensed to insurance expense, despite being correctly recorded as a prepaid expense and amortized over its 12-month term in the prior year. Under U.S. GAAP (ASC 340-10), such costs should be capitalized and amortized over the period benefited. As of March 31, 2025, $219 should have been expensed, with $437 remaining as a prepaid asset. This misstatement overstated expenses and understated assets by $437, further reducing the Company's net capital from $(52,553) to $(52,579).

Note 6 (continued)

While the quantitative impact of this misstatement is not individually material, it constitutes a material weakness when considered in the context of the Company's critical financial condition, including a net capital deficiency of $(52,579) as of December 31, 2024 and noncompliance with SEA Rule 15c3-1. The inconsistency reflects a pervasive deficiency in the control environment, including a lack of formalized processes for identifying, recording, and amortizing prepaid expenses. This weakness increases the risk of material misstatement in the financial statements and undermines the reliability of financial reporting, particularly given the Company's regulatory and liquidity challenges.